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Investing in AI, with Tomasz Tunguz — Episode 28 of Onward, a Fundrise podcast

The rise of AI could be as transformative a wave in technology as we've seen in our lifetimes. To discuss how to think about AI's impact in the marketplace, we're joined by Tomasz Tunguz, General Partner at Theory Ventures, the Innovation Fund's latest investment.

By the Fundrise Team | October 18, 2023


ONWARD
28. Investing in AI, with Tomasz Tunguz
Onward, a Fundrise Production
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Coinciding with the Fundrise Innovation Fund's investment in Theory Ventures, join us on the latest episode of Onward for a conversation between Fundrise's CEO Ben Miller and Tomasz Tunguz, Theory Ventures General Partner and one of the next generation's greatest VC investors.

Tomasz's 15+ years in venture capital have included identifying seven startups that have gone on to become billion dollar unicorns. His experience — both in understanding systems and how new tech gets traction in the market — provides a critical perspective for analyzing how new technological paradigms become drivers for change, productivity, profitability, and growth.

And, as Tomasz demonstrates in this episode's discussion, that experience is now **a key tool for analyzing the outlook and potential of AI**.

As Ben and Tomasz discuss, every major technological wave has two phases: a period of infrastructure development, followed by a period of commercialization. AI's infrastructure has recently entered a time of thrilling breakthroughs, fueled by hardware like new chips from Nvidia and deep investment by tech incumbents like Google, Amazon, and the U.S. federal government. As a result, Tomasz is now asking what kind of software AI can make possible: the commercialization phase is when true innovation and investment opportunities are likely to appear.

The root of those innovations comes from AI's aptitude for making sense of unstructured data. While efficient, large-scale data processing and management has driven tech growth for the past decade, it's largely been restricted to *structured* data: information easily categorized and organized in predefined ways. When we refer to unstructured data, we're instead referring to the rich but difficult-to-process information that lives within more free-form formats like language, art, conversation, heterogeneous patterns, or interactions across data types. AI is already demonstrating incredible capacity for intaking and utilizing this kind of unstructured data, leading to surprising revolutions in sectors as diverse as weather forecasting, for example, or food sales to restaurants, as AI can creatively research a business's menu and infer what ingredients are needed to make a popular dish.

Ben and Tomasz's conversation is a key introduction to the kinds of systems theory governing the thinking in AI today — such as the work by Herbert Simon that Ben mentions in the episode, describing how complexity is formed from simple building blocks — and the economic analysis that will guide how it eventually winds up in everyday applications, in all consumers' lives.

No matter how tremendous the hype behind AI becomes, this conversation makes one thing clear: we're witnessing the beginning of a new era for tech.

All this and more, on the latest episode of Onward.

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- Read a transcript >>*

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Want to see the specific properties that make up and power Fundrise portfolios? Check out our active and past projects at www.fundrise.com/assets.

*Disclaimer: This transcript has been automatically generated and may not be 100% accurate. While we have worked to ensure the accuracy of the transcript, it is possible that errors or omissions may occur. This transcript is provided for informational purposes only and should not be relied upon as a substitute for the original audio content. Any discrepancies or errors in the transcript should be brought to our attention so that we can make corrections as necessary.

FUNDRISE

The latest episode of Onward


EPISODE 28
Investing in AI, with Tomasz Tunguz
ONWARD
A FUNDRISE PRODUCTION

As our host, Fundrise CEO Ben Miller, observes in this latest episode of Onward, the amount of hype surrounding AI has become extraordinary… to the point that it's become difficult for many people to distinguish the reality of its potential from vaporware. Luckily, coinciding with the Fundrise Innovation Fund's investment in Theory Ventures, we have the opportunity to chat with Tomasz Tunguz, Theory Ventures General Partner, whose experience provides a critical perspective in analyzing how new technological paradigms become drivers for change, productivity, profitability, and growth.

Ben and Tomasz's conversation touches on structured vs. unstructured data, how technology development moves between infrastructure and software, and why tech incumbents have such a head start with AI.

This episode is a key introduction to the kinds of systems theory governing the thinking in AI today and the economic analysis that will guide how it eventually winds up in everyday application, in all consumers' lives.

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To read a transcript of this episode, click here.*

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* Disclaimer: This transcript has been automatically generated and may not be 100% accurate. While we have worked to ensure the accuracy of the transcript, it is possible that errors or omissions may occur. This transcript is provided for informational purposes only and should not be relied upon as a substitute for the original audio content. Any discrepancies or errors in the transcript should be brought to our attention so that we can make corrections as necessary.